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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 9 )*

                               IBS FINANCIAL CORP.
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                                  Common Stock
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                                   44922Q105
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                                 (CUSIP Number)


    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                          December 3, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of thc Act (however, see the Notes).

         The statement on Schedule 13D which was filed on September 8, 1995, Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996, Amendment #7 which was filed on October 11, 1996 and Amendment #8 which was filed on November 19, 1996 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually
("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP ("Partners"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo ("DiPaolo"), Individually, Ernest Beier, Jr., Individually ("Beier") and Dennis Pollack ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

         Item 2 is amended as follows: (See Item 6(e) below.)

         (a)      Richard Baer
         (b)      164-A Delancy Street, Newark, NJ 07105
         (c)      Casper Partition Systems, Inc. (Office Equipment)
         (d)      See below.*
         (e)      See below.**
         (f)      U.S.A.

         (a)      Brent G. Wolmer, Esq.
         (b)      500 South Australian Avenue,
                  West Palm Beach, FL 33401
         (c)      Lewis Vegosen Rosenbach & Silver, P.A. (Attorney)
         (d)      See below.*
         (e)      See below.**
         (f)      U.S.A.

         (a)      Sonia Seidman
         (b)      19 Veteri Place, Wayne, NJ 07470
         (c)      Jans World of Travel, (Travel Agent)
                   Preakness Shopping Center
                  Wayne, NJ 07470
         (d)      See below.*
         (e)      See below.**
         (f)      U.S.A.

*None of the above persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

**None of the above persons, during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6. Contracts. Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer filed a Complaint in the United States District Court for the District of New Jersey against the Reporting Persons. The Issuer's Complaint alleges that the Reporting Persons have failed to disclose all the information required by the federal securities laws in the nominating materials submitted by the Committee To Maximize Shareholder Value (the "Committee") and in their previously filed Schedule 13D. In addition, the Complaint alleges that the
Schedule 14A, which will be filed by the Committee, will also be deficient. Among other things, the Complaint alleges that the Committee has failed to disclose the identity of the various persons or entities who (1) assisted in organizing the limited liability companies and partnerships, (2) financed the Reporting Persons' purchases of the Issuer's Common Stock, or (3) are otherwise deemed by the federal securities laws to be "participants" in the Committee's threatened proxy contest. The Issuer's Complaint also alleges that the previously filed Schedule 13D is incomplete and inaccurate because, among other things, it does not annex copies of the various limited partnership agreements and operating agreements, as exhibits, or provide a description of such agreements. The Issuer is seeking a declaratory judgment that the Reporting Persons are required, under the federal securities laws, to disclose the identity of all investors, limited partners, members and others and to describe the contracts, understandings and arrangements with such persons and entities. The Issuer also seeks a declaratory judgment that, because of the alleged deficiencies in the Reporting Persons' materials, the Issuer may reject the nomination of Beier as a director and the request for a stockholder list. [Subsequent to the filing of the Complaint, counsel for the Issuer has stated that its Board of Director has rejected the nomination of Beier.]

         The Reporting Persons have filed an Answer in the above-described litigation, which denies the material allegations of the Complaint. In addition, a Counterclaim has been filed which seeks to: (i) compel production of the Issuer's shareholders' lists and (ii) to invalidate the reduction of the size of the Board of Directors to six (6) members, which leaves one (1) Board seat available to be filled at the election to be conducted at the next Annual Shareholders' Meeting. Based in part upon the quotes attributed to the Issuer's Chairman in an article appearing in the American Banker on November 19, 1996, the Counterclaim alleges the reduction in the size of the Board of Directors constitutes an improper action taken to avoid having the Reporting Persons gain a position of influence or control. [The Issuer has not filed an Answer to the Counterclaim, but its counsel has stated it plans to seek a dismissal of same.]

         In addition, the Issuer seeks to enjoin further alleged violations of the federal securities laws, additional purchase of shares, and the soliciting of proxies until there is compliance with such laws.

         The Reporting Persons, based on advice of counsel, do not believe that disclosure of: the names of the limited partners of SIP, the Members of SAL, SAL II and Federal; or the respective organization documents; or Mr. Seidman's "clients" is required under the securities laws and regulations. The Reporting Persons, therefore, make the disclosures that follow without admitting that same are necessary or required. These disclosures are solely made to avoid the expense of litigation and moot the Issuer's objections. [No claim has been seriously lodged that disclosures are required to identify the shareholders of the TBCI, a licensed broker-dealer; or to identify the limited partners of Partners, which has been in existence since 1989. Hence, no disclosures are made with regard to these entities.]

         Seidman and Whitman are the only organizers of the Committee and the Reporting Persons are its members. At the present time it is not contemplated that any employee of any Committee Member will perform any functions other than secretarial work in connection with the solicitation of proxies.

         All of the below named limited partners, members and persons are passive investors, who did not participate in the proxy contest between the Committee and the Issuer that was conducted last year, and they will not participate, in any manner, in the proxy contest to be conducted between the Issuer and the Committee.

A. The limited partners of SIP are: James J. Gallagher, Ph.D.; Kaplus Hanover Associates (Robert Kaplus, General Partner); The
Ketron Family Trust DTD 10/20/89  (Russ Ketron,  TTEE);  Louis M. Rogow,  M.D.
& Enid Z. Rogow and SAL. The General  Partner of SIP is:
Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder).

B. The members of SAL are: Seidman; Sonia Seidman; Seidcal Associates LLC (Brant Cali, Managing Member); Paul Schmidt; and
Richard Greenberg.

C. The members of SAL II are: Sonia Seidman and Seidcal Associates, L.L.C. (Brant Cali, Managing Member).

D.       The members of Federal are: Charisma  Partners,  L.P. (General Partner:
  8th Floor Realty Corp., Kevin Moore, Vice President),
Anne L. Peretz, Jesse W. Peretz, Eugenia Peretz, David L. Farnsworth,
Anne Farnsworth,  Edmund S. Twining III, Taylor Twining,  Edmund
S. Twining IV and Jonathan A. Bernstein.

E. Persons who have  previously  been  referred to as  "Seidman's  clients" are:
Jeffrey Greenberg (owns 2,700 Shares) and Steven Greenberg (owns 2,700 Shares). [Seidman has letter agreements with Jeffrey and Steven Greenberg (these agreements are annexed)] and Richard Baer (owns 635 Shares of which 165 are owned in his wife's retirement account over which Mr. Baer exercises discretion) and Brent Wolmer (owns 600 Shares). [Seidman has oral agreements with Richard Baer and Brent Wolmer. Under these oral agreements, which are at-will agreements, these owners have agreed to sell and vote their shares as directed by Seidman.]

F. Sonia Seidman (owns 1,171 shares) is the wife of Seidman. She has orally agreed to vote and sell the shares as directed by Seidman.

G. None of the partners of SIP, or members of SAL, or members of SALII, or members of Federal own any shares of Issuer.

7.       Material to be filed as Exhibits

         Exhibit A         Offering Prospectus and Amended and
                           Restated Agreement of Limited Partnership
                           Investment Partnership, L.P.,
                           Questionnaire and Amendment #1 to Limited
                           Partnership Certificate of Seidman Investment
                           Partnership, L.P.

         Exhibit B         Operating Agreement for Seidman and
                           Associates, L.L.C.

         Exhibit C         Operating  Agreement for Seidman and Associates II,
                           L.L.C.

         Exhibit D         Operating Agreement for Federal Holding LLC
                           and First Amendment to Operating Agreement

         Exhibit E         Seidman's Letter Agreements with Clients

                           Jeffrey Greenberg
                           Steven Greenberg

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         December 3, 1996           /s/ Lawrence B. Seidman, Manager
                  Date               Seidman and Associates, L.L.C.


         December 3, 1996           /s/Lawrence B. Seidman, Manager
                  Date               Federal Holdings, L.L.C.


                                   /s/Lawrence B. Seidman, General Partner
                  Date                Seidman Investment Partnership, L.P.

         December 3, 1996
                  Date             /s/Lawrence B. Seidman, Individually

         December 3, 1996
                                   /s/Richard Whitman, President
                                             The Benchmark Company, Inc.

         December 3, 1996
                                   /s/Richard Whitman, General Partner
                                      Benchmark Partners, LP

         December 3, 1996
                                   /s/Richard Whitman, Individually

         December 3, 1996
                                   /s/Lorraine DiPaolo, Individually

         December 3, 1996
                                   /s/Ernest Beier, Jr., Individually

         December 3, 1996          /s/Dennis Pollack, Individually


         December 3, 1996
                                   /s/ Lawrence B. Seidman, Manager
                                       Seidman  &  Associates  II,L.L.C.